United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2009/UOB2009/UOB-A02/at/sc

10 February 2009

SUPPL

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

[redacted]

09045476

Dear Sir

SEMI-ANNUAL DIVIDEND PAYMENT ON UOB CLASS E NON-CUMULATIVE, NON-CONVERTIBLE PREFERENCE SHARES

We enclose a copy of our announcement dated 10 February 2009 in regard to the above matter for your information

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

3/5

UOB 大華銀行

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

SEMI-ANNUAL DIVIDEND PAYMENT ON UOB CLASS E NON-CUMULATIVE, NON-CONVERTIBLE PREFERENCE SHARES ("PREFERENCE SHARES")

Singapore, 10 February 2009 - United Overseas Bank Limited wishes to announce the following in respect of the forthcoming payment of semi-annual one-tier tax exempt dividend on its Preference Shares (trading name: UOB 5.05%NCPS 100):

Dividend Period	=	15 September 2008 up to, but excluding, 15 March 2009
Number of days	=	181
Dividend Rate	=	5.05% per annum
Basis of Calculation of Dividend	=	Actual number of days in the Dividend Period divided by 365 days
Dividend Payment Date	=	16 March 2009
Record Date	=	4 March 2009 at 5.00 pm

By Order of the Board

Chan

Mrs Vivien Chan
Company Secretary

END